No Act
PE 1/11/11

Received SEC
FEB 25 2011
Washington, DC 20549



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11006005

February 25, 2011

Sarah J. Kilgore
Associate General Counsel
The Western Union Company
12500 E. Belford Ave., M21A2
Englewood, CO 80112

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-25-2011

Re: The Western Union Company
Incoming letter dated January 11, 2011

Dear Ms. Kilgore:

This is in response to your letter dated January 11, 2011 concerning the shareholder proposal submitted to Western Union by The Nathan Cummings Foundation. We also have received a letter on the proponent's behalf dated February 1, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Scott Hirst
Vice President and General Counsel
The American Corporate Governance Institute, LLC
One Mifflin Place, Suite 400
Cambridge, MA 02138

February 25, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Western Union Company
Incoming letter dated January 11, 2011

The proposal urges the board to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the board of directors and to require that all directors stand for election annually.

There appears to be some basis for your view that Western Union may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board. It appears, however, that this defect could be cured if the proposal were revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides Western Union with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Western Union omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

The American Corporate Governance Institute, LLC
One Mifflin Place, Suite 400
Cambridge, MA 02138

1934 Act/Rule 14a-8

February 1, 2011

<u>VIA EMAIL (shareholderproposals@sec.gov)</u>
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Stockholder Proposal of the Nathan Cummings Foundation for inclusion in the <u>2011 Proxy Statement of the Western Union Company</u>

Ladies and Gentlemen:

Introduction

This letter is being submitted by the American Corporate Governance Institute, LLC (the "ACGI") on behalf of the Nathan Cummings Foundation (the "Foundation", and together with the ACGI, "we" or "us") in response to the January 11, 2011, request for "no-action" relief (the "Request Letter") from Ms. Sarah J. Kilgore on behalf of the Western Union Company (the "Company"). The Request Letter relates to the shareholder proposal (the "Proposal") submitted by the Foundation to the Company for inclusion in the proxy statement (the "Proxy Statement") of the Company for the 2011 annual meeting of the Company. The Request Letter requests confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend to the Securities and Exchange Commission (the "Commission") that enforcement action be taken if the Company excludes the Proposal from the Proxy Statement. In the Foundation's letter to the Company, dated November 22, 2010, the Foundation authorized the ACGI to act on its behalf in relation to the Proposal, including corresponding with the Company and the Commission.

Pursuant to Staff Legal Bulletin No. 14D this letter is being submitted by email to the Office of the Chief Counsel; a copy is also being sent by email to the Corporation.

The Proposal

The Proposal as submitted to the Company reads as follows:

> RESOLVED, that shareholders of The Western Union Company urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors

stand for elections annually.

Discussion

The Company bases its request for a no-action relief on Rule 14a-8(i)(8), and in particular, on the grounds that the Proposal, if implemented, could have the effect of "removing a director from office prior to the expiration of that director's term." The Request Letter relies on past decisions by the Staff to allow exclusion of declassification proposals if the proponent did not timely submit a revised proposal that would not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. See *Royal Caribbean Cruises Ltd.* (*avail.* March 9, 2009); *Fisher Communications, Inc.* (*avail.* February 12, 2009); *Dollar Tree Stores, Inc.* (*avail.* March 7, 2008); *Hilb Rogal & Hobbs Company* (*avail.* March 3, 2008).

As noted in the Request Letter, "in all of the above-cited no-action letters, the Staff permitted the proponent to revise the proposal to provide that it would not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting."[1] In particular, in all of the above cited cases, the Staff permitted the proponent to revise the proposal to provide that it would not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. It is worth noting that, over a long period of time, the Staff has acted in this way in a large number of other cases in which companies sought no-action relief with respect to declassification proposals that could have had the effect of removing a director from office prior to the expiration of such director's term.[2] Indeed, we are not aware of a single case in the past three decades where a company has sought such no-action relief and the Staff has not either refused the company's request for no-action relief, or permitted the proponent to revise its proposal to cure the alleged defect.

We believe that there are strong reasons why the Proposal as written should not be excludable under Rule 14a-8, and why the Staff should refine its line of decisions to allow the Proposal as written. However, after some consideration we have decided not to ask the Staff or the Commission to consider these arguments at this time.

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[1] See the Request Letter, at 2.

[2] See *TVI Corporation* (*avail.* April 2, 2008); *Cambridge Heart, Inc.* (*avail.* March 25, 2008); *Union Bankshares Company* (*avail.* April 2, 2007); *Arrow International, Inc.* (*avail.* February 14, 2007); *Peabody Energy Corporation* (*avail.* February 19, 2004); *PG&E Corporation* (*avail.* February 11, 2004); *FirstEnergy Corp.* (*avail.* March 17, 2003); *The Boeing Company* (*avail.* February 26, 2003); *First Mariner Bancorp* (*avail.* March 20, 2002); *Auto-Graphics Inc.* (*avail.* February 18, 2002); *The Boeing Company* (*avail.* February 6, 2002); *DT Industries, Inc.* (*avail.* September 4, 2001); *Raytheon Company* (*avail.* March 9, 1999); *The Boeing Company* (*avail.* February 23, 1999); *TRW Inc.* (*avail.* February 11, 1999); *North Bancshares, Inc.* (*avail.* January 29, 1998); *Storage Technology Corporation* (*avail.* February 26, 1997); *Pacific Gas and Electric Company* (*avail.* January 16, 1997); *AT&T Corp.* (*avail.* January 10, 1997); *Mobil Corporation* (*avail.* February 7, 1994); *American Brands, Inc.* (*avail.* January 6, 1994); *Sears, Roebuck and Co.* (*avail.* February 4, 1993); *Dominion Resources, Incorporated* (*avail.* February 15, 1991); *Houston Industries Incorporated* (*avail.* March 28, 1990); *PacifiCorp* (*avail.* March 3, 1989); *Sears, Roebuck and Company* (*avail.* February 17, 1989); *Alpha Industries, Incorporated* (*avail.* June 29, 1987); *Dow Jones and Company, Incorporated* (*avail.* February 19, 1987); *American Information Technologies Corporation* (*avail.* December 13, 1985); *First National State Bancorporation* (*avail.* May 2, 1983); *Engelhard Corporation* (*avail.* March 1, 1983); *Dravo Corporation* (*avail.* February 4, 1983); *Fedders Corporation* (*avail.* December 19, 1980); *Pennsylvania Power & Light Company* (*avail.* January 30, 1978); *Brown Group, Incorporated* (*avail.* November 22, 1977); *Western Publishing Company, Incorporated* (*avail.* February 10, 1977).

Instead, we request that the Staff follows its long-standing policy – recognized by the Request Letter[3] – of permitting proponents to cure alleged defect of the kind asserted by the Request Letter by revising their proposal to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Upon receiving the Staff's response permitting the Foundation to do so, we will provide the Company with a revised version of the Proposal that provides that it will not affect the unexpired terms of directors elected to the board of the Company at or prior to the 2011 annual meeting of the Company.

Conclusion

Based on the foregoing, we request that, following the Staff's past decisions in this area, including those on which the Company relies, the Foundation be permitted to cure the alleged defect which the Request Letter raises, by revising the Proposal to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the 2011 annual meeting of the Company.

If the Staff is inclined to accept the Company's no-action request without permitting the Foundation to provide the Company with a version of the Proposal revised in the manner described above, we request that the Staff notify us so that we may discuss the matter further with the Staff before the issuance of a written response to the Request Letter. If you have any questions please do not hesitate to contact me at shirst@amcorpgov.com or (617) 863-6341.

Very truly yours,



Scott Hirst
Vice President and General Counsel

Cc: Ms. Sarah J. Kilgore, the Western Union Company
Ms. Laura Campos, the Nathan Cummings Foundation

[3] See the Request Letter, at 2, referencing *In Royal Caribbean Cruises Ltd.* (March 9, 2009), *Dollar Tree Stores, Inc.* (March 7, 2008), *Hilb Rogal & Hobbs Company* (*avail.* March 3, 2008), *Fisher Communications, Inc.* (*avail.* February 12, 2009).



1934 Act/Rule 14a-8

January 11, 2011

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: The Western Union Company – Stockholder Proposal submitted by the American Corporate Governance Institute on behalf of the Nathan Cummings Foundation

Ladies and Gentlemen:

This letter is submitted by The Western Union Company, a Delaware corporation ("Western Union" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to seek your concurrence with Western Union's intention to exclude from its proxy materials for its 2011 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal and statement in support thereof (the "Proposal") submitted by the Nathan Cummings Foundation (the "Proponent"). Western Union requests confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend to the Securities and Exchange Commission (the "Commission") that enforcement action be taken if Western Union excludes the Proposal from its Annual Meeting proxy materials for the reasons set forth below.[1]

Western Union intends to file its definitive proxy materials for the Annual Meeting on or about April 5, 2011. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email. A copy of this letter and its exhibits will also be sent to the Proponent and its representative, the American Corporate Governance Institute.

THE PROPOSAL

The Proposal, received November 23, 2010 and attached hereto as Exhibit A[2], includes the following language:

> "RESOLVED, that shareholders of The Western Union Company urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors stand for election annually."

[1] In a separate letter, also dated January 11, 2011, Western Union has made a request for no-action relief with respect to a subsequently-received declassification proposal submitted by John Chevedden.
[2] Exhibit A also includes copies of all correspondence with the Proponent.

Sarah J. Kilgore, Associate General Counsel | 12500 E. Belford Ave., M21A2 | Englewood, CO 80112 | Phone: 720-332-5683 | sarah.kilgore@westernunion.com

CURRENT BOARD STRUCTURE

Western Union's Amended and Restated Certificate of Incorporation (the "Charter")[3] and Bylaws (the "Bylaws")[4] provide that the Company's board of directors (the "Board") shall be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board. Each director is elected for a three year term. Of the ten current directors, four are serving terms expiring at the 2011 annual meeting, three are serving terms expiring at the 2012 annual meeting and three are serving terms expiring at the 2013 annual meeting.

DISCUSSION

The Proposal may be excluded under Rule 14a-8(i)(8) because it impermissibly relates to a nomination or election for membership on the Board.

Rule 14a-8(i)(8) provides that a stockholder proposal may be excluded if it "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." The Staff has consistently granted relief under Rule 14a-8(i)(8) with respect to proposals that have the purpose, or that could have the effect, of prematurely removing a director from office before his or her term expired because such proposals are considered to relate to a nomination or an election. In *Exchange Act Release No. 56914* (December 6, 2007) (the "2007 Release"), the Commission amended the text of Rule 14a-8(i)(8) to clarify its application to stockholder proposals that relate to procedures that would result in a contested election. Among the examples of stockholder proposals that the Staff considered excludable under Rule 14a-8(i)(8) were proposals that could have the effect of, or that propose a procedure that could have the effect of, "removing a director from office before his or her term expired." (2007 Release at n.56.)

More specifically, the Staff has consistently granted relief under Rule 14a-8(i)(8) where companies have sought to exclude declassification proposals that would, if implemented, have the effect of removing a director from office prior to the expiration of that director's term. In *Royal Caribbean Cruises Ltd. (avail.* March 9, 2009), the Staff concurred in the exclusion of a proposal requesting declassification where the proposal requested that declassification be effective as of the annual meeting following the annual meeting for which the proposal was submitted. In *Dollar Tree Stores, Inc. (avail.* March 7, 2008), the Staff concurred in the exclusion of a declassification proposal to the extent the proposal "could, if implemented, disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming annual meeting." *See also, Hilb Rogal & Company (avail.* March 3, 2008); *Fisher Communications, Inc.* (February 12, 2009). In all of the above-cited no-action letters, the Staff permitted the proponent to revise the proposal to provide that it would not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting.

In this case, the Proposal includes a request that the Board take steps "to eliminate classification of the [Board], and to require that, *commencing no later than the annual meeting of 2013, all* directors stand for election annually." (Emphasis supplied). Even if one were to assume that the Company's stockholders support the Proposal, the earliest time at which the Company could have "all directors stand for election annually" would be commencing at the 2015 annual meeting. Assuming, for the sake of argument, (i) the stockholders of the Company were to support a proposal to declassify the Board at the

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[3] The Charter is filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 (registration no. 333-137665), filed with the Commission on September 29, 2006.
[4] The Bylaws are filed as Exhibit 3.1(ii) to the Company's Current Report on Form 8-K, filed with the Commission on December 17, 2008.

2011 annual meeting, (ii) a proposal to amend the Company's Charter and Bylaws to provide for a declassified Board were to be submitted to the stockholders of the Company at the 2012 annual meeting and (iii) that proposal were to be approved by the stockholders of the Company at the 2012 annual meeting, the directors who are elected at the 2011 annual meeting would serve three-year terms expiring at the 2014 annual meeting, and the directors who are elected at the 2012 annual meeting would serve three-year terms expiring at the 2015 annual meeting. Completing the transition by 2013 would necessarily mean that directors elected to three-year terms at the 2011 and 2012 annual meetings would be prevented from completing their full terms. Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(8).

CONCLUSION AND REQUEST FOR RELIEF

Based on the foregoing, I request your concurrence that the Proposal may be omitted from Western Union's Annual Meeting proxy materials. If you have any questions regarding this request or desire additional information, please contact me at (720) 332-5683.

Very truly yours,



Sarah J. Kilgore
Associate General Counsel

Attachments

Cc: The Nathan Cummings Foundation
Scott Hirst
General Counsel
The American Corporate Governance Institute, LLC

<u>EXHIBIT A</u>

Attached

THE · NATHAN · CUMMINGS · FOUNDATION

November 22, 2010

VIA EMAIL AND U.S. MAIL
RECEIPT CONFIRMATION REQUESTED

The Western Union Company
12500 East Belford Avenue
Mailstop M21A2
Englewood, CO 80112
Attention: Corporate Secretary

Re: Shareholder Proposal for the 2011 Annual Meeting

The Nathan Cummings Foundation (the "Foundation") is the owner of 1,200 shares of common stock of The Western Union Company (the "Company"). Proof of this ownership is available upon request. The Foundation intends to continue to hold these shares through the date of the Company's 2011 annual meeting of shareholders (the "Annual Meeting"). The Foundation has continuously held common shares of the Company with a market value of at least $2,000 for more than one year as of today's date. Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the Foundation hereby submits the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials for presentation to a vote of shareholders at the Annual Meeting.

The Foundation hereby authorizes the American Corporate Governance Institute, LLC (the "ACGI") or its designee to act on behalf of the Foundation during the 2010 and 2011 calendar years in relation to the Proposal both prior to and during the Annual Meeting, including forwarding the Proposal to the Company, corresponding with the Company and the Securities and Exchange Commission with respect to the inclusion of the Proposal in the Company's Proxy Statement and presenting the Proposal at the Annual Meeting. This authorization does not grant the ACGI the power to vote the shares owned by the Foundation.

Please promptly acknowledge receipt of the Proposal, and direct all subsequent communications relating to the Proposal, to Scott Hirst, General Counsel, The American Corporate Governance Institute, LLC, One Mifflin Place, Fourth Floor, Cambridge, MA 02138, email shirst@amcorpgov.com.

Sincerely,



Lance E. Lindblom
President & Chief Executive Officer



Laura Campos
Director of Shareholder Activities

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of The Western Union Company urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors, and to require that, commencing no later than the annual meeting of 2013, all directors stand for elections annually.

SUPPORTING STATEMENT

This resolution, submitted by the Nathan Cummings Foundation with the assistance of the American Corporate Governance Institute, LLC, urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

Over the past decade, many S&P 500 companies have declassified their board of directors. According to FactSet Research Systems, between 2000 and 2009, the number of S&P 500 companies with classified boards declined from 300 to 164. Furthermore, according to Georgeson reports, there were 187 shareholder proposals to declassify boards during the five proxy seasons of 2006 through 2010. The average percentage of votes cast in favor of proposals to declassify exceeded 65% in each of these five years.

The significant shareholder support for proposals to declassify boards is consistent with evidence in academic studies that classified boards could be associated with lower firm valuation and/or worse corporate decision-making. Studies report that:

- takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005);
- firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated with a lower likelihood of an acquisition, and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.

December 1, 2010

VIA EMAIL AND FEDERAL EXPRESS

Scott Hirst, General Counsel
The American Corporate Governance Institute, LLC
One Mifflin Place, Fourth Floor
Cambridge, MA 02138

Dear Mr. Hirst,

On November 23, 2010, The Western Union Company (the "Company") received a letter, dated November 22, 2010, from The Nathan Cummings Foundation (the "Proponent"). Included with this letter was a proposal (the "Proposal") intended for inclusion in the Company's next proxy statement (the "2011 Proxy Materials") for its 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that the Proponent is not a registered holder of the Company's common stock. Under Rule 14a-8(b), the Proponent must therefore prove its eligibility to submit a proposal in one of two ways: (i) submitting to the Company a written statement from the "record" holder of the Proponent's common stock (usually a broker or bank) verifying that the Proponent has continuously held the requisite number of shares of common stock since at least November 23, 2009 (i.e., the date that is one year prior to the date on which the Proponent submitted the Proposal); or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by the Proponent with the Securities and Exchange Commission that demonstrates its ownership of the requisite number of shares as of or before November 23, 2009, along with a written statement that (i) it has owned such shares for the one-year period prior to the date of the statement and (ii) it intends to continue ownership of the shares through the date of the 2011 Annual Meeting.

The Proponent has not yet submitted evidence establishing that it has satisfied these eligibility requirements. Unless we receive such evidence, we intend to exclude the Proposal from the 2011 Proxy Materials. Please note that if the Proponent intends to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Sarah J. Kilgore, Associate General Counsel | 12500 E. Belford Ave., M21A2 | Englewood, CO 80112 | Phone: 720-332-5683 | sarah.kilgore@westernunion.com

If you have any questions concerning the above, please do not hesitate to contact me at (720) 332-5683.

Very truly yours,



Sarah J. Kilgore
Senior Vice President and Associate General Counsel

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

December 2, 2010

Sarah J. Kilgore
Associate General Counsel
The Western Union Company
12500 East Belford Avenue
Mailstop M21A2
Englewood, CO 80112

Dear Ms. Kilgore:

This letter will verify that the Nathan Cummings Foundation held 1,200 of common stock of The Western Union Company as of November 22, 2010. As of November 22, 2010, the Nathan Cummings Foundation had continuously held these shares stock for at least one year. The Foundation intends to continue to hold at least $2,000 worth of these shares at the time of your next annual meeting.

The Northern Trust Company serves as custodian and record holder for the Nathan Cummings Foundation. The above-mentioned shares are registered in a nominee name of the Northern Trust. The shares are held by Northern Trust through DTC Account #2669.

Sincerely,

Frank Fauser
Vice President